82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 JUN 20 AM 11:59

Santos

02042176

SUPPL

Date: Thu 20 Jun 2002 02:34:30 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report w/e June 20

Number of pages (incl. cover sheet): 2

PROCESSED
JUL 01 2002
P THOMSON FINANCIAL

dlw 6/26

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 20th June 2002

Wildcat Exploration Wells

Crocker Perkins 2

Type	Gas Exploration Wildcat	
Location	Texas USA Mikeska Project, Live Oak County,	
Status at 0500hrs 19/06/02 (Houston Time)	Crocker Perkins 2 has been cased and suspended pending completion as a future Tertiary Wilcox Gas Producer. The well reached a total depth of 4619m with no progress for the week. The rig was released on 17/06/02.	
Planned Total Depth	4570m	
Interest	Santos Group	45.0 %
Operator	Santos Group	

Maleo 1

Type	Gas Exploration Wildcat	
Location	Offshore Indonesia Madura Offshore PSC, East Java Basin, 75 km E of the Oyong Field and some 140km E of Surabaya	
Status at 0500hrs 20/06/02 (Jakarta Time)	Conducting cased hole flow test. The well reached a total depth of 850m with 357m progress for the week. Wireline logging indicates a 48m gas column in the Early Pliocene Mundu Formation limestone. The well has been cased and perforated and is currently on cleanup flow.	
Planned Total Depth	850m	
Interest	Santos Group	75.0 %
	Talisman (Madura) Ltd	25.0 %
	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager Business Development
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 20th June 2002 Santos Limited also participated in 1 Appraisal well and 12 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com

Santos

News Release

Issued by Investor Relations

20 June 2002

Santos Group Announces New Indonesian Gas Discovery

Santos (Madura Offshore) Pty Ltd, as Operator of the Madura Offshore PSC situated southeast of Madura Island, East Java, announces a new gas discovery resulting from the Maleo-1 wildcat exploration well. Maleo-1, drilled on the flank of a large four-way dip structure, encountered a 48 metre gross gas column between 555 metres and 603 metres in the Early Pliocene Mundu Formation limestone. The reservoir is well developed and net pay is in excess of 95%.

Cased hole flow testing of Maleo-1 is currently being conducted. The well has been cased and perforated and is currently on clean-up flow.

Santos' Managing Director, Mr John Ellice-Flint said "The Maleo discovery is well situated, approximately 7 kilometres from existing gas pipeline infrastructure supplying Surabaya, enhancing the chances of commerciality. Further appraisal activity is required to determine the resource potential of this discovery."

Drilling of the Maleo-1 well follows the Oyong gas and oil discovery made in the Sampang PSC in August 2001 and the subsequent farm-in to the Madura Offshore PSC. Santos contributed 100% of the dry hole cost of the well to earn a 75% interest in the Madura Offshore PSC.

Maleo-1 is located approximately 140 kilometres east of Surabaya in 58 metres of water.

All reported depths are referenced to the drilling rig floor.

Participants in the Madura Offshore PSC are:

Santos (Madura Offshore) Pty Ltd	75% (Operator)
Talisman (Madura) Ltd	25%

For further information contact:

Graeme Bethune, General Manager Business Development (08) 8218 5157
or mobile 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Attachments: Madura Offshore PSC Map

Press Release **Santos**

Maleo 1 Gas Discovery


Surabaya
Sampang PSC
Madura Offshore PSC
Madura Island
Maleo 1
Oyong 1 & 2
from Pegerungan Field
Madura Strait
Java
0
60
Kilometres

Santos Operated PSC's

- Madura Offshore PSC (Santos Interest 75%)
- Sampang PSC (Santos Interest 45%)
- Gas pipeline


Madura Offshore PSC